UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 22 February, 2008

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release   22 February 2008





          AIB to acquire interest in Bulgarian American Credit Bank AD



Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has entered into an agreement to acquire a 49.99 per cent interest in Bulgarian-American Credit Bank AD ("BACB" or the "Company") from its majority shareholder the Bulgarian-American Enterprise Fund ("BAEF"). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. BAEF is a private U.S. corporation established in 1991 under legislation enacted by the U.S. Congress to promote active participation in the development and expansion of the economy in Bulgaria.



BACB was established in 1996 and listed on the Bulgarian Stock Exchange in March 2006. Today, it is an established brand name with a strong management team and a proven track record of profit growth. Headquartered in Sofia, Bulgaria, BACB has four offices in key regional cities and a network of mobile lending consultants who cover a further 15 cities. The Company has 137 employees.



AIB is Ireland's leading banking and financial services organisation. It operates principally in Ireland, the United Kingdom, the United States and Poland. In Poland, AIB has a 70.5% shareholding in BZWBK which has over 380 outlets mainly in the mid-west and south-west of the country. AIB also has a 24.3% stake in M&T Bank, one of the top regional banks in the US. For more information visit www.aibgroup.com



The consideration payable by AIB is EUR216 million which shall be satisfied by way of cash on completion of the transaction. Completion is conditional upon receipt of the requisite regulatory approvals. The transaction is expected to be marginally EPS accretive for AIB and will have a minimal capital impact. AIB was advised by AIB Corporate Finance Limited and BAEF was advised by UniCredit Markets & Investment Banking acting through CA IB Corporate Finance Limited.



Based on the unaudited consolidated financial statements released by BACB for the year ended 31 December 2007, the Company earned a net income of EUR27 million and had total assets of EUR358 million and shareholders' equity of EUR80 million at the year end. Return on average equity was 39.7% and the cost-to-income ratio was 15.5%. In 2007 BACB had a record year as the bank continued to broaden and strengthen its participation in the SME sector, which is benefiting from EU accession, continuing foreign direct investment and accelerated structural spending. All of this has contributed to Bulgaria having one of the best growth stories in the region. In January 2008 Standard & Poor's affirmed the BACB's credit rating - BB/Stable/B. For five years in a row, including 2007, BACB received Finance Central Europe's achievement award for Best Bank in Bulgaria by return on equity and also return on assets.



Commenting on today's announcement, Frank Bauer, CEO of BACB, said that " Bulgaria's success in large part has been fueled by the SME sector in which BACB is a driving force. As a result of BACB's clear strategy, with its emphasis on innovation and client service, the bank consistently has been the most profitable bank in Bulgaria. We believe that, as a new strategic investor, AIB will bring the same high standards of entrepreneurial and operational excellence. The combination should benefit everyone - clients, employees, management and shareholders - indeed, this is a great day for everyone."



Eugene Sheehy, CEO of AIB said: "This investment is part of AIB's strategy for Central and Eastern Europe which involves acquiring and investing in businesses at reasonable valuations in targeted high growth markets and which operate in areas where AIB has core expertise (in this case, SME lending).



BACB represents an exciting growth opportunity for AIB and we look forward to
working with the excellent management team who have built up the business.   We
believe that AIB can add significant value to the business in the future".



                                     -ENDS-

For further information, please contact:
Alan Kelly                                                  Ronan Sheridan
General Manager, Group Finance                              Group Press Officer
AIB Group                                                   AIB Group
Bankcentre                                                  Bankcentre
Dublin 4                                                    Dublin 4
Tel: +353-1-6412162                                         Tel: +353-1-6414651


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 February, 2008                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.